UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 9)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 9 to Schedule 14D-9 (this “Amendment No. 9”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”), and pursuant to which Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2017, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

Except as otherwise set forth below, the information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 9. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 9 is being filed to reflect certain updates as reflected below.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer—Offer and Post Offer” is hereby amended and supplemented by replacing the date and time in the definition of “Expiration Time” in provision (b)(i) of the third paragraph of such section with “5:00 p.m. (New York City time) on August 7, 2017.”

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer—Offer and Post Offer” is hereby further amended and supplemented by adding the following paragraph after the last paragraph of such section:

“On August 1, 2017, the Company and Parent announced that they have agreed that the Offer will expire at 5:00 p.m. (New York City time) on August 7, 2017, unless the Offer is extended or earlier terminated in accordance with the Purchase Agreement. The Offer was previously scheduled to expire at 5:00 p.m. (New York City time) on August 11, 2017. The full text of the press release issued by Mobileye announcing the updated expiration of the Offer is incorporated by reference to Exhibit 99.1 to the Form 6-K filed by the Company on July 31, 2017 and filed as Exhibit (a)(1)(N) hereto.”

ITEM 8.	ADDITIONAL INFORMATION

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals—Antitrust Compliance” is hereby amended and supplemented by adding the following paragraph after the subsection captioned “South Korea”:

“On July 31, 2017, the KFTC granted the requisite approval in connection with the Offer in accordance with the Korean Monopoly Regulations and Fair Trade Act and the decrees promulgated thereunder.”

Additionally, the disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals—Antitrust Compliance” is hereby amended and supplemented by adding the following sentence at the end of the section:

“As of July 31, 2017, the Antitrust Clearance Condition has been satisfied.”

ITEM 9.	EXHIBITS

Exhibit No.	Description
(a)(1)(N)	Press release issued by Mobileye N.V., dated August 1, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Mobileye N.V. on August 1, 2017).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

	By:	/s/ Ofer Maharshak
Ofer Maharshak
Chief Financial Officer
Date: August 1, 2017